Exhibit 12.1
LodgeNet Entertainment Corporation and Subsidiary
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands)
Computation of Coverage of Fixed Charges

	2005	2004	2003	2002	2001
Net loss	$(6,959)	$(20,781)	$(35,052)	$(29,126)	$(26,408)
Add:
Provision for income taxes	450	421	459	550	689
Add fixed charges (1):
Interest	29,351	31,891	34,239	33,037	30,306
Amortization of debt costs	1,636	1,734	1,831	2,001	1,178
Amortization of debt discount	—	82	104	147	190
Interest portion of rentals	254	239	219	198	179

Earnings available to cover fixed charges	24,732	13,586	1,800	6,807	6,134
Less fixed charges	31,241	33,946	36,393	35,383	31,853

Deficiency in the coverage of fixed charges	$(6,509)	$(20,360)	$(34,593)	$(28,576)	$(25,719)

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).